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                              August 30, 2022

       Darryl Bond
       Chief Financial Officer
       Yext, Inc.
       61 Ninth Avenue
       New York, NY 10011

                                                        Re: Yext, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 18,
2022
                                                            Form 10-Q for the
Quarterly Period Ended April 30, 2022
                                                            Filed June 9, 2022
                                                            File No. 001-38056

       Dear Mr. Bond:

               We have reviewed your August 18, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2022 letter.

       Form 10-Q for the Quarterly Period Ended April 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       19

   1. We note your response to prior comment 3 and it appears that disclosure of revenue by sales channel would
provide useful context to supplement your disclosure of ARR by sales channel. Please
revise your disclosures in future filings to present revenue by sales channel along with with
ARR by sales channel in MD&A, or further explain why
                                                        you believe this
disclosure is not necessary.
 Darryl Bond
Yext, Inc.
August 30, 2022
Page 2

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.



                                                          Sincerely,
FirstName LastNameDarryl Bond
                                                          Division of
Corporation Finance
Comapany NameYext, Inc.
                                                          Office of Technology
August 30, 2022 Page 2
cc:       Ho Shin
FirstName LastName